

July 29, 2009

Mr. Kenneth C. Wiedrich
Chief Financial Officer
Unico, Incorporated
8880 Rio San Diego Drive, 8th Floor
San Diego, California 92108

> **Re: Unico, Incorporated**
> **Form 10-K for Fiscal Year Ended February 28, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 14, 2009**
> **File No. 000-30239**

Dear Mr. Wiedrich:

    We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2009

General

1.   We suggest that you contact us by telephone in preparing your responses to the comments in this letter in advance of filing further amendments.

Controls and Procedures, page 32

2.   The date of your conclusion about the effectiveness of internal control over financial reporting must correspond with the date of your fiscal year-end to comply with Item 308 of Regulation S-K.

Financial Statements

General

3.　　We note your response to prior comment 3, regarding your status as an exploration stage company. Although you now include the inception-to-date information, your auditors have not made reference to this information in their report.

　　　If your auditors have audited the cumulative information, please request that they revise their audit report to cover this period. Otherwise you will need to label all inception-to-date information in your financial statements as "unaudited".

Note 2 – Related Party Debentures, page F-12

4.　　We have read your response to prior comments 5 and 6, regarding your accounting for the convertible debentures, including the provisions allowing the counterparties to elect at any time conversion of the balance payable (including accrued interest) into your common shares at a discount from the quoted market price of your shares at the time of conversion. We understand that your accounting has included establishing a debt discount upon issuance, and a separate derivative liability for the conversion feature, with periodic changes in value recognized in your Statements of Operations.

　　　We have consulted with our Division's Office of Chief Accountant regarding your accounting for these instruments, and do not believe that your accounting has complied with generally accepted accounting principles. We believe that it will be necessary for you to revise your financial statements to correct this accounting.

　　　Since your debentures are immediately convertible into a variable number of shares based on a fixed monetary amount, you should follow the guidance in paragraph 12 of SFAS 150. This would require no separate accounting for the conversion option. Instead, the debentures should be classified as liabilities and reported at their full fair value (i.e. the fixed monetary value of shares into which the debentures are convertible).

　　　For example, the liability for debentures that are convertible into your common shares using a 50% discount on the market price should be reported at twice the amount of the principal, plus twice the amount of any accrued interest convertible at this rate (i.e. add principal and interest then divide the result by the conversion rate per dollar, being $1.00 less the $0.50 discount). Similarly, the liability for debentures that are convertible into your common shares using a 20% discount on the market price should be calculated by dividing the sum of principal and convertible interest by $0.80. Applying this guidance to the amounts shown in your tabulation under this heading, which shows a principal balance of $7,879,368 as of February 28, 2009, reflecting amounts convertible using 20% and 50% discounts, would yield a liability of $15,336,170.

The excess of the amount recognized as a liability for the convertible debentures over the proceeds received upon their issuance should be recognized as interest expense on the date of issuance. We do not believe that you should recognize a discount upon issuance or a separate derivative liability for the conversion option on the debentures. We believe that you will need to revise your accounting and all related disclosures accordingly. Please contact us by telephone to make the necessary arrangements.

5.   We understand that you do not presently have outstanding stock options or warrants to acquire your common shares. However, given that the number of shares into which your convertible debentures are convertible is variable and virtually unlimited, if you do issue such instruments in the future, we expect that you would be unable to conclude that you had sufficient authorized and unissued shares to settle contracts within the scope of EITF 00-19.

Therefore, in the event that you issue stock options or warrants to acquire your common shares in the future, some or possibly all of these may need to be recorded as derivative liabilities in accordance with the guidance in paragraphs 19 through 24 of EITF 00-19, if the convertible debentures remain outstanding. You would need to recognize changes in the fair value of any derivative liabilities in your Statements of Operations.

For purposes of determining the appropriate classification of stock options and warrants that you issue in the future, you may (but are not required to) sequence these contracts in accordance with the guidance in paragraph 11 of EITF 00-19, provided that your sequencing methodology is systematic, rational, and consistently applied.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, or in his absence, Lily Dang at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief